AP 3/7

15047548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH, DC
201

SEC FILE NUMBER
8- 69287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/2013 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCI SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S BISCAYNE BLVD SUITE 2350
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (305) 929-5500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

333 AVENUE OF THE AMERICAS SUITE 3600	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCI SECURITIES, INC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

V. O. PATINO
MY COMMISSION # EE 216421
EXPIRES: November 15, 2016
Bonded Thru Notary Public Underwriters

Signature

CHIEF EXCEUTIVE OFFICER

Title

State of Florida
County of Miami - Dade
Subscribed and sworn to (or affirmed) before me this 27th day of February 2015
By Alvaro Pereyra
Personally known OR produced identification
Type identification produced

Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bci Securities, Inc.

Financial Statement as of December 31, 2014, and
for the Year Ended December 31, 2014, and Report
of Independent Registered Public Accounting Firm

BCI SECURITIES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
333 Southeast Second Avenue
Suite 3600
Miami, FL 33131
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bci Securities, Inc.

We have audited the accompanying statement of financial condition of Bci Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Bci Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2015

BCI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	1,179,823
Equipment		141,758
Other assets		14,442
TOTAL	$	1,336,023
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	223,029
Accounts payable-related party		3,791
Total liabilities		226,820
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value -- 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		2,699,990
Accumulated deficit		(1,590,797)
Total stockholders' equity		1,109,203
TOTAL	$	1,336,023

See notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE		
Interest	$	336
EXPENSES		
Employee compensation and benefits		596,798
Other general and administrative		147,517
Professional fees		269 512
Occupancy and equipment		48,525
Technology and communications		34,338
Depreciation		24,423
Total expenses		1,121,113
NET LOSS	$	(1,120,777)

See notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Shares issued and outstanding	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances December 31, 2013	1,000	$ 10	$ 1,199,990	$ (470,020)	$ 729,980
Capital contributions			1,500,000		$ 1,500,000
Net loss				(1,120,777)	$ (1,120,777)
Balances December 31, 2014	1,000	$ 10	$ 2,699,990	$ (1,590,797)	$ 1,109,203

See notes to the financial statements.

BCI SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,120,777)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		24,423
Changes in operating assets and liabilities:		
Other assets		(13,797)
Accounts payable and accrued liabilities		173 891
Accounts payable - related party		(11,809)
Total adjustments		172,708
Net cash used in operating activities		(948,069)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(166,181)
Net cash used in investing activities		(166,181)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		1,500,000
Net cash from financing activities		1,500,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		385,750
CASH AND CASH EQUIVALENTS - BEGINNING		794,073
CASH AND CASH EQUIVALENTS - ENDING	$	1,179,823

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization — Bci Securities, Inc. (the "Company"), incorporated on July 6, 2011, in the State of Florida. The Company is a wholly-owned subsidiary of Banco de Credito e Inversiones, S.A. ("BCI Chile"), and BCI Asesoria Financieria S.A., both of which are Chilean companies. On May 16, 2014 the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company applied to the state of Florida to operate as a Registered Investment Advisor ("RIA"). On July 31, 2014, the Company was granted an RIA license by the Florida Office of Financial Regulation.

The Company has been authorized and intends to buy and sell equities, mutual funds, corporate debt, U.S. government bonds, sovereign debt and put and call options for its customers primarily residing in South America, in an agency capacity and charge a commission. Also, the Company may enter into kiosk or similar networking arrangements with banks, savings banks or credit unions.

For the year ended December 31, 2014 the Company engaged in the preparation and adoption of various required FINRA membership policies including Know Your Client procedures, Anti-Money Laundering procedures, Written Supervisory procedures, External Audit of Anti-Money Laundering procedures, the hiring of corporate officers, and held negotiations with a clearing firm.

As of December 31, 2014, the Company has not commenced sales operations. BCI Chile was informed on August 22, 2014 by the U.S. Federal Reserve that it could not engage in non-banking activities through its affiliate company, Bci Securities, Inc. until a final decision is rendered on its acquisition of certain U.S. banking operations in the State of Florida. A decision by the U.S. Federal Reserve regarding said transaction is expected during the first half of 2015.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition.

Revenue Recognition — Interest income is recorded on an accrual basis.

Property and Equipment — Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation — Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The Company's equipment is depreciated over 5 years.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2014, the Company has a net operating loss deferred tax asset of $598,600 and has recorded a valuation allowance of $598,600 as management has determined on the weight of available evidence that it is more likely than not that the deferred tax asset will not be realized as of December 31, 2014.

As of December 31, 2014, the Company has federal and state income tax net operating loss (NOL) carry-forwards of $1,590,763, which will begin to expire in 2031.

In 2014, the Company filed Federal and State income taxes for the tax year 2011, 2012, and 2013. The Company notified the United States Internal Revenue Service ("IRS") that for the tax years of 2011 and 2012 the company did not make tax filings for each year respective of each year's filing deadlines. In addition, the Company notified the IRS that IRS Form 5472 was not filed. In the notification to the IRS, the Company stated that for the tax years of 2011 and 2012, the Company was not funded and conducted no official trade or business. As such, management believes it did not have a filing requirement for those years and there would be no filing requirement for IRS Form 5472 and has petition the IRS not to impose penalties. Taxable penalties for failure to timely file IRS Form 5472 carry a penalty of $10,000 for each taxable year for which such failure occurs. Management made no provision for these penalties. On February 2, 2015, the Company received a letter from the IRS which acknowledges the Company's notification and petition for no penalties, and requests an additional 45 days to respond.

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As of December 31, 2014, the Company has not recorded any unrecognized tax benefits in the accompanying statements of assets, liabilities, and stockholder's equity. Management does not expect that unrecognized tax benefits will increase within the next 12 months. In the event the Company was to recognize interest and penalties related to uncertain tax positions, they would be recognized in the financial statements as income tax expense.

2. OPERATIONS

The Company's working capital has been obtained from funds provided by its stockholders. The Company's liquidity is dependent upon the availability of continued funding from BCI Chile in the absence of achieving profitable operations. In 2014, the stockholders committed to fund the Company with $3,000,000 of capital through Board of Directors resolution. In April 2014, the Company received $1,500,000 of additional paid in capital. The remaining commitment of $1,500,000 remains with the stockholders.

3. RELATED-PARTY TRANSACTIONS

The Company amended a services agreement with Banco de Credit e Inversiones, S.A., Miami Branch ("Bci Miami Branch") in April 2014. The affiliate is a Branch of BCI Chile. The agreement is for one year and renews annually with written consent of both parties. Bci Miami Branch agreed to provide certain internet connectivity, infrastructure and technology services, and accounting services in exchange for a monthly fee. The amendment renews these services and added human resource services for a fee of $1,530 per month. In addition, the agreement includes health benefit costs for the Company employees at cost determined by the insurance provider. For the year ended December 31, 2014, service expense incurred with Bci Miami Branch was approximately $13,770, and included within other general and administrative expense on the statement of operations. As of December 31, 2014 the Company had payables of $1,530, included in related party payable on the statement of financial condition.

During the year, certain expenses were paid by Bci Miami Branch. Expenses of the Company are examined and approved by a director or officer of the Company. After approval, Bci Miami Branch made payments on behalf of the Company. During the year ended December 31, 2014, the Company incurred expenses of approximately $15,000, which were paid by Bci Miami Branch. As of December 31, 2014, the Company paid approximately $12,740 to Bci Miami Branch for reimbursement of items paid on the Company's behalf. As of December 31, 2014 the Company had payables of approximately $2,260 to Bci Miami Branch, included in related party payable on the statement of financial condition.

As of December 31, 2014, the Company had total related party payable of approximately $3,790, of which $1,530 is for services from Bci Miami Branch and $2,260 is for expenses paid on behalf of the company.

In October 2013, the Company began leasing office space from Bci Miami Branch under a one year lease agreement. For the year ended December 31, 2014, rent expense incurred with Bci Miami Branch was approximately $48,500, and included within occupancy expense in the statement of operations. The minimum annual rental commitment under the Company's office space lease at December 31, 2014 is approximately $48,500 for the year ended December 31, 2015. The agreement is renewable for successive one-year periods on terms and conditions to be confirmed by the Company and Bci Miami Branch at time of renewal. The Company is required to carry a liability insurance policy as per conditions of the lease. As of December 31, 2014, the Company has not obtained the required liability policy.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. Regulatory net capital, as defined, shall be at least the greater of $5,000 or 12.5% of Aggregate Indebtedness, as defined. At December 31, 2014, the Company's regulatory capital, as defined, was $953,003, which was $924,640 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 0.238 to 1.

5. REGULATORY CAPITAL NOTE

In accordance with the exemptive provisions of SEC Rule 17a-5(e)(4), the Company is exempt from the supplemental report on the Company's SIPC filing in connection with its certified annual report based on gross annual revenue of $500,000 or less. For the period ended December 31, 2014, the assessment expense amounted to $1 and is reported as a component of other general and administrative expense in the accompanying statement of operations.

For the period ended December 31, 2014, the Company had no subordinated borrowings and is exempt from required Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

6. EQUIPMENT

Equipment at December 31, 2014 consisted of the following:

Equipment	$	166,181
Less: Accumulated depreciation		(24,423)
	$	141,758

7. COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, the Company entered into an employment agreement with one employee. Under the agreement, in the event employment is terminated (other than voluntarily by the employee or by the Company for cause or upon the death of the employee), the Company is committed to pay certain benefits, including specified severance of $92,500. This agreement terminates on February 28, 2015.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statement were available to be issued on February 27, 2015. The Company has not identified any events that would require disclosure or have a material impact on the statement of financial condition, results of operations, or cash flows of the Company as of and for the year ended December 31, 2014.

SUPPLEMENTARY INFORMATION

BCI SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

CREDITS		
Stockholders' Equity	$	1,109,203
DEBITS		
Equipment		141,758
Other assets		14,442
Total debits		156,200
NET CAPITAL		953,003
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 12.5% OF AGGREGATE INDEBTEDNESS OF $226,820		28,353
EXCESS NET CAPITAL	$	924,650
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.238 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	223 029
Accounts payable-related party		3,791
Total aggregate indebtedness	$	226,820

Note: There were material differences between the preceding audited computation of net capital and the corresponding schedules in the company unaudited December 31, 2014, Form X-17A-5, Part II-A filing.

BCI SECURITIES, INC.

RECONCILIATION OF FORM X-17A-5, PART II-A
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

		UNAUDITED FORM X-17A-5, PART II-A	ADJUSTMENTS	AUDITED FORM X-17A-5, PART II-A
		12/31/2014	12/31/2014	12/31/2014
CREDITS				
Stockholders' Equity		1,231,177	(121,974)	1,109,203
DEBITS				
Equipment		142 858	(1 100)	141,758
Other assets		13,342	1,100	14,442
Total debits		156 200	-	156,200
NET CAPITAL		1,074,977	(121,974)	953,003
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 12.5% OF AGGREGATE INDEBTEDNESS		12,856	15,497	28,353
EXCESS NET CAPITAL	$	1,062,121	(137,471)	924,650
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.096 to 1	0.142	0.238 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS				
Accounts payable and accrued liabilities	$	102,847	123,976	226,820
Total aggregate indebtedness	$	102,847	123,976	226,820

BCI SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND THE INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

Bci SECURITIES

200 South Biscayne Boulevard. Suite 2350
Miami, Florida. Zip code 33131
Phone: (305) 929.55.00
Fax: (786) 294.65.93

Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2014

Bci Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent period from June 01, 2014 through to December 31, 2014 without exception.

Bci Securities, Inc.

I, Alvaro Pereyra, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

February 27, 2015

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
333 Southeast Second Avenue
Suite 3600
Miami, FL 33131
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Bci Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

Miami, FL
February 27, 2015